Jardines

Jardine Matheson Limited
48th Floor Jardine House
Central, Hong Kong
Tel (852) 2843 8288 Fax (852) 2845 9005
gsd@jardines.com

Group Secretariat

MANDARIN ORIENTAL INTERNATIONAL LIMITED
Securities and Exchange Commission File No.82-2955

3rd March 2004

Securities and Exchange Commission
Office of International Corporate Finance
Division of Corporate Finance
450 Fifth Street, N.W.
Washington D.C. 20549
U.S.A.

Dear Sirs

Mandarin Oriental International Limited (the "Company")

We enclose for your information a notification dated 3rd March 2004 in respect of the Company which was lodged with the UK Listing Authority today.

Yours faithfully
JARDINE MATHESON LIMITED

Neil M McNamara
Group Corporate Secretary

encl.

S:\Win\PR-Announcement\PRelease\MOIL\MOIL-notification.doc\4

Full Text Announcement

Company	Mandarin Oriental International Ld
TIDM	MDO
Headline	Directorate Change
Released	09:12 3 Mar 2004
Number	0748W

MANDARIN ORIENTAL INTERNATIONAL LIMITED (the 'Company')

Please be informed that Mr Kenneth Lo will be retiring from the Board of the Company at the forthcoming Annual General Meeting on 5th May 2004.

Neil M McNamara, Jardine Matheson Limited
For and on behalf of Mandarin Oriental International Limited

3rd March 2004

www.mandarinoriental.com

END